PAA Natural Gas Storage, L.P. 333 Clay Street, Suite 1500 Houston, TX 77002 (713) 646 4100 www.pnglp.com

January 3, 2012

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 2, 2011
File No. 1-34722

Dear Mr. Thompson:

On December 28, 2011, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”), received the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).

In response to the Staff’s comment we have included in this letter a description of the way in which we would propose to revise Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Consistent with our telephonic conversation with Adam Phippen of the Staff on December 28, 2011, we intend to revise our disclosure on a prospective basis in the Partnership’s 2011 Annual Report on Form 10-K which is expected to be filed on or about February 28, 2012.

The following response is for the Staff’s review. For your convenience, we have repeated in bold the comment of the Staff exactly as given in the Comment Letter and set forth below is our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 49

COMMENT:

1.	We note your presentation and discussion of pro forma results for the year ended December 31, 2009. Please also provide a discussion of the historical results of operations as pro forma results within MD&A should not be discussed in isolation. This would include a comparison and discussion of the Predecessor entity 2009 period and Successor entity 2009 period with the corresponding periods in the preceding and subsequent years. Ensure that the supplemental discussion based on pro forma financial information is not presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

RESPONSE:

In our 2011 Annual Report on Form 10-K we will adjust our presentation of MD&A as it relates to the 2010 and 2009 periods. In addition to providing a similar presentation as in our 2010 Annual Report on Form 10-K comparing our year ended December 31, 2010 on a historical basis to our year ended December 31, 2009 on a pro forma basis, we will include additional comparisons analyzing the predecessor period (January 1 to September 2, 2009) and the successor period (September 3 to December 31, 2009) on a historical basis to the comparable historical periods in 2010. Consistent with the guidance contained in the comment above, our pro forma discussion will not be given greater prominence than the discussion and comparison of actual historical results between the periods.

*****

As requested by the Staff, the Partnership acknowledges the following:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this response, please call the undersigned at (713) 646-4455 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

PAA Natural Gas Storage, LP

By:     PNGS GP LLC,

            its general partner

/s/ Al Swanson
Al Swanson Executive Vice President and Chief Financial Officer

cc:     David P. Oelman, Vinson & Elkins L.L.P.

          D. Alan Beck, Vinson & Elkins L.L.P.